Filed by The Shyft Group, Inc.

(Commission File No.: 001-33582)

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: The Shyft Group, Inc.

(Commission File No.: 001-33582)

On December 16, 2024, John Dunn, President and Chief Executive Officer of The Shyft Group, Inc. (“Shyft”), made the following communication to Shyft’s employees regarding Shyft’s proposed merger with Aebi Schmidt Holding AG (“Aebi Schmidt”).

Employee Note

FROM: John Dunn

TO: All Shyft Employees

SUBJECT: Shyft Announces Merger with Aebi Schmidt

SHYFT Team,

I’m pleased to share some great news that marks a pivotal moment in Shyft’s journey. Moments ago, we announced that Shyft has signed an agreement to merge with Aebi Schmidt Group, a global leader in the specialty vehicles industry.  Together, we will create a worldclass company that is better able to meet our customers’ needs, deliver value to our shareholders and create opportunities for our employees

While I believe this is an exciting announcement, I understand that news like this can raise questions. Let me reassure you: this merger is focused on growth, opportunity, and securing a stronger future for Shyft. We are committed to being transparent with you throughout the process of bringing our teams together and ensuring a seamless transition.

This email outlines the key details of the merger, explains the compelling strategic benefits, and answers your most pressing questions. You can also read the press release here for additional context.

WHAT DOES THIS MEAN FOR YOU?

As we continue to build on the foundation of One Shyft, let me address the most immediate question: “What does this mean for me and my role?”

This merger unlocks many benefits but, in short, it means we are taking a transformative step forward for Shyft and our employees. Merging with Aebi Schmidt will allow us to build a stronger, more competitive organization that is ready to lead the specialty vehicles industry by combining 150 years of expertise – including yours. The merger also aligns with a key focus of Shyft’s operating framework: high performing teams. Once the transaction closes, we will join our highly talented team with Aebi Schmidt’s to form an even stronger workforce that provides market leading expertise and thrives professionally and personally as part of a larger company poised for growth.

It is important to remember that today’s announcement is just the first part of the process. Right now, here’s what you need to know:

1.	No Immediate Changes: This merger is about growth. The combined organization will build on the strengths of both teams, creating exciting opportunities for collaboration and innovation.

2.	Business as Usual: Until the merger closes—expected by mid-2025—Shyft and Aebi Schmidt will operate as separate companies. Your day-to-day responsibilities and team structures will remain unchanged, allowing us to stay focused on delivering for our customers.

3.	Regular Updates: Transparency remains a cornerstone of our approach. You can expect regular updates, FAQs, and opportunities to share your questions throughout this process to ensure you feel informed and supported.

To provide more details, we will host a town hall at 1:00 PM ET today. A calendar invite will follow shortly.

WHY ARE WE MERGING WITH AEBI SCHMIDT, AND WHY NOW?

This merger is the next step in Shyft’s evolution. For 50 years, we’ve built a legacy of leadership, innovation, and customer focus. This partnership amplifies everything we’ve worked toward as One Shyft, accelerating our ability to achieve our long-term goals.

Our industry is evolving, particularly in high-demand sectors like commercial trucks and infrastructure-related solutions. By joining forces with Aebi Schmidt, we’re actively positioning ourselves to capture the wealth of opportunities in these sectors.

WHO IS AEBI SCHMIDT?

Aebi Schmidt, based in Switzerland, is a global leader in the specialty vehicles industry. Their trusted portfolio includes commercial vehicle upfitting, municipal, infrastructure, and agricultural solutions. Operating in more than 90 countries, Aebi Schmidt has built a strong presence in both North America and Europe.

Like Shyft, Aebi Schmidt is a values-driven organization that prioritizes operational excellence, customer focus, and innovation. Together, we will create a stronger platform for growth, innovation, and leadership.

HOW DOES THIS BENEFIT SHYFT?

This merger builds on the strong foundation of One Shyft and enhances our position to deliver more value for our customers and achieve even greater success. This merger also set Shyft up as a top 3 global leader in the specialty vehicles industry, ready to seize opportunities in high-growth markets by providing more products, services and solutions.

Together with Aebi Schmidt, we will achieve:

•	Expanded Portfolio: A broader lineup of leading brands and premium products tailored for high-growth, high-demand markets.

•	Scaled Platform: Expanded reach with deeper market presence in North America and a significant foothold in Europe, creating a more competitive, global platform.

•	Enhanced Customer Solutions: Improved capabilities to deliver tailored solutions that meet the evolving needs of our customers.

•	Financial Resilience: Increased profitability and cash flow to drive sustainable growth and flexibility for future investments.

WHO WILL LEAD THE COMPANY?

I will remain CEO of Shyft until the transaction closes. At that time, Barend Fruithof, CEO of Aebi Schmidt, will become CEO of the combined company. Barend is an experienced leader who highly values Shyft’s people, culture, and teamwork. James Sharman, who currently serves as Chairman of Shyft’s Board of Directors, will remain in that role for the combined organization. I will remain with the company following the close of the transaction to support a seamless integration.

The combined company will be headquartered in Switzerland and Barend will be based in the U.S., ensuring we maintain a strong presence in North America.

To ensure a seamless transition, we are forming an integration team with leaders from both organizations. This team will focus on collaboration, transparency, and aligning our shared vision.

LOOKING AHEAD

Your hard work and dedication have laid the foundation for this next chapter. Let’s stay focused on delivering for our customers and supporting one another as a team.

Thank you for everything you do. The future is bright, and I’m excited to take this next step forward with all of you. The best is yet to come.

Best,

John

No offer or solicitation

This communication is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (“Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Participants in the Solicitation

Shyft, Aebi Schmidt and certain of their respective directors and executive officers and other members of their respective management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the Securities and Exchange Commission (“SEC”), be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests in the transaction, by security holdings or otherwise, will be set forth in the combined proxy statement/prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of Shyft is contained in the sections entitled “Election of Directors” and “Ownership of Securities” included in Shyft’s proxy statement for the 2024 annual meeting of stockholders, which was filed with the SEC on April 3, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/743238/000114036124017592/ny20010675x1_def14a.htm) and in the section entitled “Directors, Executive Officers and Corporate Governance” included in Shyft’s Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on February 22, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/743238/000143774924005136/shyf20231231c_10k.htm), and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated below.

Additional information and where to find it

Aebi Schmidt will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The Form S-4 will contain a combined proxy statement/prospectus of Shyft and Aebi Schmidt. Aebi Schmidt and Shyft will prepare and file the combined proxy statement/prospectus with the SEC and Shyft will mail the combined proxy statement/prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents that may be filed with the SEC in connection with the proposed transaction. INVESTORS SHOULD READ THE COMBINED PROXY STATEMENT/PROSPECTUS WHEN AVAILABLE AND SUCH OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY STATEMENT/PROSPECTUS AND SUCH DOCUMENTS, BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE PROPOSED TRANSACTION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The Form S-4, the combined proxy statement/prospectus and all other documents filed with the SEC in connection with the transaction will be available when filed free of charge on the SEC’s web site at www.sec.gov. Copies of documents filed with the SEC by Shyft will be made available free of charge on Shyft’s investor relations website at https://theshyftgroup.com/investor-relations/.

Forward-Looking Statements

Certain statements in this Current Report on Form 8-K are forward-looking statements. In some cases, Shyft has identified forward-looking statements by such words or phrases as “will likely result,” “is confident that,” “expect,” “expects,” “should,” “could,” “may,” “will continue to,” “believe,” “believes,” “anticipates,” “predicts,” “forecasts,” “estimates,” “projects,” “potential,” “intends” or similar expressions identifying “forward-looking statements”, including the negative of those words and phrases. Such forward-looking statements are based on management’s current views and assumptions regarding future events, future business conditions and the outlook for Shyft based on currently available information. These forward-looking statements may include projections of Shyft’s future financial performance, Shyft’s anticipated growth strategies and anticipated trends in Shyft’s business. These statements are only predictions based on management’s current expectations and projections about future events. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement and may include statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction; and anticipated growth strategies and anticipated trends in Shyft’s, Aebi Schmidt’s and, following the completion of the proposed transaction, the combined company’s business.

Additional factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements include, among others, the non-satisfaction or non-waiver, on a timely basis or otherwise, of one or more closing conditions to the proposed transaction; the prohibition or delay of the consummation of the proposed transaction by a governmental entity; the risk that the proposed transaction may not be completed in the expected time frame; unexpected costs, charges or expenses resulting from the proposed transaction; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integration; the ability of the combined company to implement its business strategy; difficulties and delays in achieving revenue and cost synergies of the combined company; inability to retain and hire key personnel; negative changes in the relationships with major customers and suppliers that adversely affect revenues and profits; disruptions to existing business operations; the occurrence of any event that could give rise to termination of the proposed transaction; potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; risks related to ownership of Aebi Schmidt common stock; uncertainty as to the long-term value of the combined company’s common stock; and the diversion of Shyft’s and Aebi Schmidt’s management’s time on transaction-related matters. These risks, as well as other risks associated with the businesses of Shyft and Aebi Schmidt, will be more fully discussed in the combined proxy statement/prospectus. Although management believes the expectations reflected in the forward-looking statements are reasonable, Shyft cannot guarantee future results, level of activity, performance or achievements. Moreover, neither management, Shyft nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Shyft wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Shyft is under no duty to and specifically declines to undertake any obligation to publicly revise or update any of these forward-looking statements after the date of this communication to conform its prior statements to actual results, revised expectations or to reflect the occurrence of anticipated or unanticipated events.

Additional information concerning these and other factors that may impact Shyft’s and Aebi Schmidt’s expectations and projections can be found in Shyft’s periodic filings with the SEC, including Shyft’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, and any subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Shyft’s SEC filings are available publicly on the SEC’s website at www.sec.gov.